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                    May 7, 2024

       Nathan D. DeBacker
       Chief Financial Officer
       CIM Real Estate Finance Trust, Inc.
       2398 East Camelback Road, 4th Floor
       Phoenix, AZ 85016

                                                        Re: CIM Real Estate
Finance Trust, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 000-54939

       Dear Nathan D. DeBacker:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction